UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Approach Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03834A103

(CUSIP Number)

Morgan D Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.39% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 41,968,646 shares of Common Stock (as defined herein) outstanding on the close of business on December 12, 2016, as reported in the Issuer’s (as defined herein) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2016.

1	NAMES OF REPORTING PERSONS SDW Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.39% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 41,968,646 shares of Common Stock outstanding on the close of business on December 12, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 13, 2016.

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.39% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 41,968,646 shares of Common Stock outstanding on the close of business on December 12, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 13, 2016.

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.39% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 41,968,646 shares of Common Stock outstanding on the close of business on December 12, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 13, 2016.

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 39,266,600 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 39,266,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,266,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.39% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 41,968,646 shares of Common Stock outstanding on the close of business on December 12, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 13, 2016.

Item 1. Security and Issuer

(a)	Name of Issuer: Approach Resources Inc. (the “Issuer”)

(b)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

(c)	Address of Issuer’s Principal Executive Offices:

One Ridgmar Centre

6500 West Freeway, Suite 800

Fort Worth, Texas 76116

Item 2. Identity and Background

(a)	Name of Persons Filing:

This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

Wilks Brothers, LLC (“Wilks Brothers”), a Texas limited liability company

SDW Investments, LLC (“SDW Investments”), a Texas limited liability company

Dan H. Wilks, a United States citizen

Staci Wilks, a United States citizen

Farris Wilks, a United States citizen

(b)	The address of the principal business office of each of the Reporting Persons is: 17010 Interstate 20, Cisco, TX 76437.

(c)	Occupation or Employment:

Wilks Brothers is a manager-managed limited liability company, managed by Dan H. Wilks and Farris Wilks. The principal business of Wilks Brothers is investing in securities.

SDW Investments is a manager-managed limited liability company, managed by Dan H. Wilks and Staci Wilks. The principal business of SDW Investments is investing in securities.

Each of Dan H. Wilks, Staci Wilks and Farris Wilks are self-employed investors. Dan H. Wilks and Staci Wilks are husband and wife, and Dan Wilks and Farris Wilks are brothers.

(d)	During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five (5) years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. See Item 1(a) of this Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

See Item 4 of this Schedule 13D.

Item 4. Purpose of Transaction

Exchange Agreement

On November 2, 2016, the Issuer and Wilks Brothers and SDW Investments (together with Wilks Brothers, the “Noteholders” and each, a “Noteholder”), entered into an exchange agreement (the “Exchange Agreement”), pursuant to which, on the terms and subject to the conditions of the Exchange Agreement, the Noteholders agreed to exchanged $130,552,000 of outstanding 7.00% Senior Notes due 2021 (the “Notes”), representing all of the Notes beneficially owned by the Noteholders (approximately 56.7% of the outstanding principal amount of the Notes), for an aggregate of 39,165,600 shares of Common Stock at an exchange ratio (the “Initial Exchange Ratio”) of 300 shares of Common Stock for each $1,000 aggregate principal amount of Notes so exchanged (the “Initial Exchange”), representing, immediately following the Initial Exchange, approximately 48.39% of the Issuer’s outstanding Common Stock on a fully-diluted basis.

The Initial Exchange closed on January 27, 2017, and the Noteholders exchanged $130,552,000 of outstanding Notes, for an aggregate of 39,165,600 shares of Common Stock, representing, immediately following the Initial Exchange, approximately 48.39% of the Issuer’s outstanding Common Stock on a fully-diluted basis.

In connection with the Exchange Agreement, the Noteholders agreed to amendments to the First Supplemental Indenture, dated as of June 11, 2013 (the “First Supplemental Indenture”), among the Issuer, the guarantors party thereto and Wilmington Trust, National Association, as successor trustee (the “Trustee”), which amends that certain Base Indenture, dated as of June 11, 2013 (the Base Indenture, and together with the First Supplemental Indenture, the “Indentures”), among the Issuer, the guarantors party thereto and the Trustee, to be contained in a second supplemental indenture (the “Second Supplemental Indenture”) that will remove, effective as of the closing of the Initial Exchange, substantially all of the restrictive covenants and certain of the events of default from the Indentures governing the Notes.

The Exchange Agreement requires the Issuer to use its commercially reasonable efforts to make a follow-on exchange offer to the holders of the remaining outstanding Notes for shares of Common Stock (the “Follow-On Exchange Offer” and together with the Initial Exchange Offer, the “Transaction”). The Follow-On Exchange Offer will be at the Initial Exchange Ratio or, if the ratio equal to $953.62 divided by the 30-day volume-weighted average price (“VWAP”) three days before the launch of the Follow-On Exchange Offer is less than the Initial Exchange Ratio, a ratio as determined by the Issuer between the Initial Exchange Ratio and a ratio per $1,000 principal amount of Notes equal to $953.62 divided by the 30-day VWAP three days before the launch of the Follow-On Exchange Offer.

On closing of the Initial Exchange, the Board of Directors of the Issuer (the “Board”) was increased by three members to eight directors, three of whom were designated by the Noteholders:

•	Morgan D. Neff, a senior portfolio manager for Wilks Brothers

•	Matthew D. Wilks, an officer and portfolio manager for Wilks Brothers

•	Matthew R. Kahn, a consultant and private investor

Stockholders Agreement

In connection with the closing of the Initial Exchange, the Issuer and the Noteholders entered into a Stockholders Agreement (the “Stockholders Agreement”), under which the parties agreed to certain corporate governance and related matters.

Under the terms of the Stockholders Agreement, the Noteholders, together, are entitled to designate three designees for appointment to fill three newly created Board seats, and when such designees’ terms expire, designate for nomination for election to the Board such directors or replacements for such directors depending on the number of issued and outstanding shares of Common Stock beneficially owned by the Noteholders. In addition, a designee of the Noteholders will be entitled to sit on each committee of the Board, subject to the Issuer’s corporate governance and independence guidelines, applicable law and the rules and regulations of NASDAQ. If the Noteholders own less than 40% of the Common Stock at December 31, 2017, then one of the Noteholders’ director designees will resign. If the Noteholders own 40% or more of the outstanding Common Stock at December 31, 2017, then one of the directors other than the Noteholders’ designees will resign. The Board will be reduced from eight members to seven members in connection with such resignation.

The Stockholders Agreement also grants the Noteholders preemptive rights (the “Debt Preemptive Rights”) over issuances of certain debt securities that are secured by a lien or security interest that is subordinated in priority to any senior secured first lien indebtedness for borrowed money of the Issuer or its subsidiaries. The Debt Preemptive Rights do not apply to any bank debt financing or other credit facilities. The Stockholders Agreement also grants the Noteholders customary preemptive rights over issuances of Common Stock or other equity securities of the Issuer.

In addition, the Stockholders Agreement contains restrictions on the ability of the Noteholders to take certain actions, including:

•	Equity Cap. The Noteholders and their controlled affiliates may not (i) beneficially own more than 48.61% of the total number of issued and outstanding shares of Common Stock (the “Equity Cap”) or (ii) until May 7, 2019, take any action that would result in a “change of control” under the Amended and Restated Credit Agreement, dated as of May 7, 2014 (as amended from time to time), by and among Approach Resources, Inc., JPMorgan Chase Bank, N.A. as administrative agent, and each of the lenders party.

•	Standstill. The Stockholders Agreement contains a “standstill” provision which, for 18 months after the closing of the Initial Exchange, restricts the Noteholders and their controlled affiliates from: (i) acquiring voting securities of the Issuer or any rights or options to acquire voting securities that would result in the Noteholders and their controlled affiliates beneficially owning shares of Common Stock over the Equity Cap; (ii) proposing to have the Noteholders or any controlled affiliate of the Noteholders enter into any merger or business combination involving the Issuer or propose to have the Noteholders or any controlled affiliate of the Noteholders purchase a material portion of the Issuer’s assets; (iii) making any “solicitation” of “proxies” to vote or consent, or seek to advise or influence any person on the voting of, or granting of a consent for, any voting securities of the Issuer; (iv) forming, joining or in any way participating in a “group” regarding voting securities of the Issuer; (v) other than as required by law, disclosing any intention, plan or arrangement inconsistent with the above; (vi) except as permitted by the Stockholders Agreement, providing or acting as agent for the purpose of obtaining, debt or equity financing for any transaction described in (i) or (ii) above; or (vii) advising, assisting or encouraging any other persons in connection with any of the above.

•	Restrictions on Transfer. The Noteholders are subject to a six-month “lock up” regarding transfers of Common Stock and, for 18 months thereafter, “dribble out” limitations limiting the

Noteholders’ ability to transfer more than 5% of the shares of Common Stock beneficially owned by them in each rolling 90-day period (subject to exceptions for underwritten offerings effected pursuant to the Registration Rights Agreement).

The Noteholders also have agreed to vote their shares in proportion with non-Noteholder stockholders on typical annual meeting matters, including the election of directors. These proportionate voting restrictions will be removed on the earlier to occur of (i) the Issuer’s equity market capitalization reaching a value equal to the sum of (A) $10.00 multiplied by the number of shares of Common Stock issued and outstanding following the Initial Exchange and (B) $10.00 multiplied by the number of shares of Common Stock issued in the Follow-On Exchange, which implies a market capitalization of between approximately $800 million and $1.1 billion, depending on the results of the Follow-On Exchange Offer, and (ii) the termination of the Stockholders Agreement.

The Stockholders Agreement will terminate on the earlier of (i) such time as the Noteholders and their controlled affiliates no longer beneficially own 10% of the issued and outstanding shares of Common Stock and (ii) the five-year anniversary of the closing of the Initial Exchange.

Registration Rights Agreement

In connection with the closing of the Initial Exchange, the Issuer and the Noteholders entered into a registration rights agreement (the “Registration Rights Agreement” and collectively with the Exchange Agreement and the Stockholders Agreement, the “Initial Exchange Agreements”), providing for, among other things, demand and piggyback registration rights regarding the shares of Common Stock received by Noteholders in the Initial Exchange. The Registration Rights Agreement provides that, following the one-year anniversary of the closing of the Initial Exchange, the Noteholders may make up to two requests for registration in any 12 consecutive month period for all or part of the registrable securities held by the Noteholders, so long as the registration is for registrable securities that have a fair market value over $20 million. On this request, the Issuer is required to use commercially reasonable efforts to file an appropriate registration statement and cause such registration statement to be declared effective as promptly as reasonably practicable.

The Registration Rights Agreement also provides that if at any time the Issuer proposes to register any of its equity securities under the Securities Act of 1933, as amended, in connection with the public offering of these securities, the Noteholders will be entitled to certain “piggyback” registration rights permitting the Noteholders to include their Common Stock in such registration, subject to certain marketing and other limitations. As a result, when the Issuer proposes to file a registration statement under the Securities Act, other than for certain excluded registrations, the Noteholders are entitled to notice of the registration and have the right, subject to certain limitations that a lead underwriter may impose on the number of shares of Common Stock included in the registration, to include their shares of Common Stock in the registration.

Stockholder Approval

On January 26, 2017, the Issuer held a special meeting of its stockholders (the “Special Meeting”). The Issuer’s stockholders approved each of the proposals relating to the Transaction detailed in the Issuer’s Definitive Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission on December 13, 2016, including (i) the issuance of shares of common stock in connection with the Initial Exchange and the Follow-On Exchange Offer (each as defined below) under NASDAQ Stock Market Rules 5635(b) and 5635(d) (the “NASDAQ Proposal”); and (ii) an amendment to the Issuer’s Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 180,000,000 shares (the “Authorized Shares Proposal” and, together with the NASDAQ Proposal, the “Transaction Proposals”). Pursuant to the Exchange Agreement, the Noteholders did not attend the Special Meeting or vote on the Transaction Proposals.

The Shares were originally acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons expect to evaluate, on an ongoing basis, the Issuer’s financial condition and prospects and their interests in, and intentions with respect to, the Issuer and the investment in the securities of the Issuer, which review may be based on various factors, including but not limited to the Issuer’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general. Accordingly, the Reporting Persons reserve the right to change their intentions, as it deems appropriate, at any time. In particular, subject to the terms and conditions of the Initial Exchange Agreements, the Reporting Persons may, from time to time, in the open market, through privately negotiated transactions or otherwise, acquire additional equity or debt securities or other instruments of the Issuer, or dispose of all or a portion of the equity or debt securities or other instruments of the Issuer that the Reporting Persons now own or may hereafter acquire. The Reporting Persons may be in contact, either directly, or through its nominated directors, with members of the Issuer’s management, the members of the board of directors, other significant shareholders and others regarding matters relating to its investment. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

From time to time, and subject to the terms and conditions of the Initial Exchange Agreements, the Reporting Persons may enter into derivative securities transactions or other hedging arrangements with respect to securities held for their account. The Reporting Persons may also, from time to time, and subject to the terms and conditions of the Initial Exchange Agreements, hold shares of Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law and the Initial Exchange Agreements, the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Except as may be provided otherwise herein, none of the Reporting Persons, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

The foregoing descriptions of the Exchange Agreement, Stockholders Agreement, Registration Rights Agreement and the Second Supplemental Indenture do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Second Supplemental Indenture, which are filed as Exhibits 99.8 through 99.11 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 39,266,600 shares of Common Stock, representing approximately 48.39% of the Issuer’s issued and outstanding shares of Common Stock, based on 41,968,646 shares of Common Stock outstanding on the close of business on December 12, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 13, 2016.

(b) Each of the Reporting Persons may be deemed to have shared power shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 39,2600,600 shares of Common Stock, representing approximately 48.39% of the Issuer’s issued and outstanding shares of Common Stock, based on 41,968,646 shares of Common Stock outstanding on the close of business on December 12, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 13, 2016.

(c) Except as set forth above in Item 4 of this Schedule 13D, no transactions were effected in the Common Stock within the past 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except as set forth above in Item 4 of this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Power of Attorney - Dan Wilks

99.3	Power of Attorney - Staci Wilks

99.4	Power of Attorney - Farris Wilks

99.5	Power of Attorney - Wilks Brothers, LLC

99.6	Power of Attorney - SDW Investments, LLC

99.7	Joint Filing Agreement

99.8	Exchange Agreement, dated as of November 2, 2016, by and between Approach Resources Inc. and each of Wilks Brothers, LLC and SDW Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 3, 2016)

99.9	Stockholders Agreement, dated as of January 27, 2017, by and among Approach Resources Inc. and each of Wilks Brothers, LLC and SDW Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 30, 2017).

99.10	Registration Rights Agreement, dated as of January 27, 2017, by and among Approach Resources Inc. and each of Wilks Brothers, LLC and SDW Investments, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 30, 2017).

99.11	Second Supplemental Indenture, dated as of December 20, 2016, between Approach Resources Inc. the Guarantors (as defined therein) and Wilmington Trust, National Association, as successor trustee under the Indenture (as defined therein) (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2016).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

SDW INVESTMENTS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Power of Attorney - Dan Wilks

99.3	Power of Attorney - Staci Wilks

99.4	Power of Attorney - Farris Wilks

99.5	Power of Attorney - Wilks Brothers, LLC

99.6	Power of Attorney - SDW Investments, LLC

99.7	Joint Filing Agreement

99.8	Exchange Agreement, dated as of November 2, 2016, by and between Approach Resources Inc. and each of Wilks Brothers, LLC and SDW Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 3, 2016)

99.9	Stockholders Agreement, dated as of January 27, 2017, by and among Approach Resources Inc. and each of Wilks Brothers, LLC and SDW Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 30, 2017).

99.10	Registration Rights Agreement, dated as of January 27, 2017, by and among Approach Resources Inc. and each of Wilks Brothers, LLC and SDW Investments, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 30, 2017).

99.11	Second Supplemental Indenture, dated as of December 20, 2016, between Approach Resources Inc. the Guarantors (as defined therein) and Wilmington Trust, National Association, as successor trustee under the Indenture (as defined therein) (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2016).